Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2007	2006	2006	2005	2004	2003	2002
EARNINGS
Income from continuing operations before income taxes	$861,348	$634,632	$899,958	$738,271	$472,956	$286,608	$218,036

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	59,205	53,846	71,100	62,482	67,183	75,068	75,994

Amortization of deferred loan costs	1,121	1,520	1,888	1,457	2,293	1,786	1,357

Portion of rents representative of interest factor	19,207	16,130	25,609	21,507	21,213	20,585	20,509

Equity share of losses of companies for which debt obligations are not guaranteed	868	563	897			2,895	6,078

Amortization of previously capitalized interest	210	202	304	280	291	291	297

Income as adjusted	$941,959	$706,893	$999,756	$823,997	$563,936	$387,233	$322,271

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$59,205	$53,846	$71,100	$62,482	$67,183	$75,068	$75,994

Capitalized interest	436	40	178

Amortization of deferred loan costs	1,121	1,520	1,888	1,457	2,293	1,786	1,357

Portion of rents representative of interest factor	19,207	16,130	25,609	21,507	21,213	20,585	20,509

Fixed charges	$79,969	$71,536	$98,775	$85,446	$90,689	$97,439	$97,860

	11.78x	9.88x	10.12x	9.64x	6.22x	3.97x	3.29x